Exhibit 99.3
Maxwell Technologies, Inc.
Notice of Non-Plan Performance Restricted Stock Unit Award
You have been granted Restricted Stock Units (“RSUs”) representing shares of common stock of Maxwell Technologies, Inc. (the “Company”) on the following terms:

Name of Recipient:	xxxx
Grant Date:	xxxx
Grant Number:	xxxx
Number of RSUs with Vesting Subject to Revenue Metrics (as described below):	xxxx (the “Revenue RSUs”)
Number of RSUs with Vesting Subject to Operating Income Metrics (as described below):	xxxx (the “Operating Income RSUs”)
Total Number of RSUs Subject to Award at Target:	xxxx (the “Target RSUs”)
Maximum Number of RSUs Subject to Award:	xxxx (the “Award RSUs”)
Deadline for Performance Goal Achievement:	December 31, 2017 (the “Deadline”)

You and the Company agree that the RSUs are granted under and governed by the terms and conditions of the Maxwell Technologies, Inc. Non-Plan Performance Restricted Stock Unit Agreement (the “Agreement”), which is attached and made a part of this document. Capitalized terms not explicitly defined herein but defined in the Agreement will have the same definitions as in the Agreement, including the Definitions section thereof.
By signing below or accepting the Agreement by an electronic means as set forth in the Notice section thereof, you agree to all of the terms and conditions described above and the Agreement.

___________________________________________
Name of Recipient

Maxwell Technologies, Inc.
Non-Plan Performance Restricted Stock Unit Agreement

Grant of RSUs
Subject to all of the terms and conditions set forth in the Notice of Non-Plan Performance Restricted Stock Unit Award (the “Grant Notice”) and this Agreement, the Company has granted you the number of Award RSUs set forth in the Grant Notice.

Purpose of Award
The Award RSUs are intended to be exempt from the stockholder approval requirements pursuant to the “inducement grant exception” provided by Rule 5635(c)(4) of the Nasdaq Listing Rules. The purpose of the grant of the Award RSUs is to provide an inducement material to your entering into employment with the Company. In order to be eligible to receive the Award RSUs, you must be a new Employee who either (a) has not previously served as an Employee or Outside Director, or (b) has entered into a new employment relationship with the Company following a bona fide period of non-employment. The Award RSUs were approved by a majority of the Company’s Independent Directors.

Administration
This Agreement may be administered by the Board or one or more Committees. Each Committee shall have the authority and be responsible for such functions as have been assigned to it. The Administrator has the authority to (a) interpret this Agreement, (b) make, amend and rescind rules relating to this Agreement, (c) impose such restrictions, conditions or limitations as it determines appropriate as to the timing and manner of any resale by you of any Common Shares issued pursuant to this Agreement, including restrictions under an insider trading policy and restrictions as to the use of a specified brokerage firm for such resale, and (d) make all other decisions relating to the operation of this Agreement. The Administrator’s decisions, determinations and interpretations shall be final and binding. To the extent desirable to qualify transactions hereunder as exempt under Rule 16b-3 of the Exchange Act, the transactions contemplated hereunder will be approved by the entire Board or a Committee of two or more “non-employee directors” within the meaning of Rule 16b-3 of the Exchange Act.

Revenue Metrics
Provided that your service as an Employee continues through the Deadline, you will vest in a percentage of the Revenue RSUs, contingent upon the Company’s achievement of revenue during the fiscal year ending on the Deadline, as follows:

Revenue in Fiscal Year	Percentage of Revenue RSUs Vesting
Less than $[__] million (80% of target)	0%
$[__] million (80% of target)	50% of target
$[__] million (100% of target)	100% of target
$[__] million or more (110% of target)	200% of target

Operating Income Metrics
Provided that your service as an Employee continues through the Deadline, you will vest in a percentage of the Operating Income RSUs, contingent upon the Company’s achievement of operating income before taxes determined on a non-GAAP basis during the fiscal year ending on the Deadline, as follows:

Operating Income in Fiscal Year	Percentage of Operating Income RSUs Vesting
Less than $[__] million (80% of target)	0%
$[__] million (80% of target)	50% of target
$[__] million (100% of target)	100% of target
$[__] million or more (110% of target)	200% of target

Determination of Performance Goals
Except as otherwise provided herein, no Award RSUs will vest unless and until the above-referenced performance goals (each, a “Performance Goal”) have (a) occurred and have been certified by the Committee, and (b) your service as an Employee continues through the Deadline. A Performance Goal will not be deemed satisfied or achieved until the Committee, having sufficient information on which to base its conclusion, determines that it has been satisfied or achieved.
Performance Goals based on non-GAAP measures shall have the same meaning and calculation methodology as the equivalent non-GAAP measure that the Company determines for financial reporting purposes in its quarterly and annual financial press releases. The Committee shall not have discretion to make further adjustments to the Performance Goals.
To the extent that a Performance Goal has not been achieved for the fiscal year ending on the Deadline, with such achievement certified by the Committee not later than March 1st of the year following the Deadline, then any remaining unvested Award RSUs corresponding to the Performance Goal will be forfeited. The RSUs subject to this award shall in all events terminate and cease to remain outstanding after March 15th of the year following the Deadline.

Performance-Based Vesting Conditions
Provided your service as an Employee continues through the Deadline, you may vest in the Revenue RSUs and the Operating Income RSUs as described herein. Note that you will not receive consideration in respect of your vested RSUs until they are settled in accordance with the Settlement of RSUs section below.
The achievement of the Performance Goals is determined following the completion of the fiscal year ending on the Deadline. An applicable portion of the Revenue RSUs and Operating Income RSUs, respectively, will vest following the fiscal year ending on the Deadline in which an applicable Performance Goal is achieved. Straight-line interpolation will be used for amounts between any increments set forth above.
No more than 200% of the Revenue RSUs and 200% of the Operating Income RSUs may vest in total under this award.

Vesting Acceleration
Except as otherwise provided herein, no additional RSUs shall vest after your service as an Employee terminates.
If your service as an Employee terminates prior to the Deadline as a result of your death or Disability, up to a maximum of 100% of the Target RSUs under this award will vest on your last day of employment.
If you are serving as an Employee immediately prior to the closing of a Change in Control occurring on or prior to the Deadline, up to a maximum of 100% of the Target RSUs will vest immediately thereafter upon your Involuntary Termination within two years following such a Change in Control.
If, in a Change in Control occurring on or prior to the Deadline (other than a transaction described in clause (d) of such definition), an RSU is not continued, assumed, substituted, or converted into the right to receive a payment equal to the value, as determined by the Administrator in its absolute discretion, of the property or cash received by the holder of a Common Share as a result of the transaction with payment subject to vesting based on your continuing service as an Employee after such transaction, then up to a maximum of 100% of the Target RSUs will vest immediately prior to such transaction.
The occurrence of your death, Disability, an Involuntary Termination, or a Change in Control shall not result in the cumulative vesting of more than 100% of the Target RSUs under this award. To the extent that 100% or more of the Target RSUs have already vested at the time of a death, Disability, or your Involuntary Termination following a Change in Control, no additional Target RSUs will vest as a result of the death, Disability, or Involuntary Termination following a Change in Control.

Service-Based Vesting Conditions
For purposes of this Agreement, your service as an Employee will be considered terminated as of the date you are no longer actively providing services to the Company or any Parent, Subsidiary, or Affiliate (regardless of the reason for such termination and whether or not later found to be invalid or in breach of employment laws in the jurisdiction where you are providing services or the terms of your service agreement, if any), and unless otherwise expressly provided in this Agreement or determined by the Company, you right to vest in the RSUs under this Agreement, if any, will terminate as of such date and will not be extended by any notice period of any period of “garden leave” or similar period mandated under employment laws in the jurisdiction where you are providing services or the terms of your service agreement, if any. The Administrator shall have the exclusive discretion to determine when you are no longer actively providing services for purposes of your RSUs (including whether you may still be considered to be providing services while on a leave of absence).
Note that you will not receive consideration in respect of your vested RSUs until they are settled in accordance with the Settlement of RSUs section below.

Forfeiture
Except as otherwise provided herein or pursuant to a written agreement between you and the Company, if your service as an Employee terminates for any reason, your then-unvested Award RSUs will be forfeited to the extent they have not vested before your termination date and do not vest as a result of the termination of your service. Accordingly, any such unvested Award RSUs will be cancelled and forfeited immediately. You will receive no payment for RSUs that are cancelled. The Company determines when your service as an Employee terminates for this purpose.

Settlement of RSUs
The RSUs will be settled on the first Permissible Trading Day that occurs on or after the day when the RSUs vest, but shall be settled no later than the March 15th of the calendar year following the calendar year in which the RSUs vest. At the time of settlement, you will receive one Common Share for each vested RSU. However, the Company retains the discretion to substitute an equivalent amount of cash for each underlying Common Share determined on the basis of the Fair Market Value of the Common Shares at the time an RSU vests.

Section 409A
This section applies only if the Company determines that you are a “specified employee” within the meaning of Section 409A(2)(B)(i) of the Code at the time of your “separation from service” as defined in Treas. Reg. §1.409A-1(h). If this section applies, then any RSUs that otherwise would have been settled during the first six months following your separation from service will instead be settled during the seventh month following your separation from service, unless the Company determines that the settlement of those RSUs is exempt from Section 409A of the Code.

Responsibility for Taxes
You acknowledge that, regardless of any action taken by the Company or, if different, the Parent, Subsidiary, or Affiliate to whom you provide services as an Employee (the “Employer”), the ultimate liability for all income tax, social insurance, payroll tax, fringe benefits tax, payment on account or other tax-related items related to your participation in this Agreement and legally applicable to you (“Tax-Related Items”) is and remains your responsibility and may exceed the amount actually withheld by the Company or the Employer. You further acknowledge that the Company and/or the Employer (a) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the RSUs, including, but not limited to, the grant, vesting or settlement of the RSUs, the subsequent sale of the Common Shares acquired pursuant to such settlement and the receipt of any dividends; and (b) do not commit to and are under no obligation to structure the terms of the grant or any aspect of the RSUs to reduce or eliminate your liability for Tax-Related Items or achieve any particular tax result. Further, if you are subject to Tax-Related Items in more than one jurisdiction between the Grant Date and the date of any relevant taxable or tax withholding event, as applicable, you acknowledge that the Company and/or the Employer (or former employer, as applicable) may be required to withhold or account for Tax-Related Items in more than one jurisdiction.

Withholding Taxes
You must make arrangements satisfactory to the Company for the payment of any withholding taxes that are due as a result of the vesting or settlement of RSUs. At its discretion, the Company may satisfy applicable withholding obligations by any one or more of the following means (a) causing you to tender a cash payment or surrender other Common Shares that you previously acquired, (b) taking payment from the proceeds of the sale of Common Shares through a Company-approved broker, (c) withholding Common Shares that otherwise would be issued to you when the RSUs are settled, provided that no Common Shares are withheld with a value exceeding the minimum amount of tax required to be withheld by law, or (d) withholding cash from other compensation payable to you. If you are a Company officer subject to Section 16 of the Exchange Act, then your tax withholding obligations in connection with the RSUs will be satisfied pursuant to clause (c) of the preceding sentence only if approved in advance by the Committee. The fair market value of the Common Shares, determined as of the date when taxes otherwise would have been withheld in cash, will be applied to withholding taxes.

Non-U.S. Tax-Related Items
If you are subject to taxes outside the United States, prior to any relevant taxable or tax withholding event, as applicable, you agree to make adequate arrangements satisfactory to the Company and/or the Employer to satisfy all Tax-Related Items.
In this regard, you authorize and direct the Company and a brokerage firm determined acceptable to the Company for such purpose to sell on your behalf a number of whole Common Shares from the shares that are issuable upon settlement of the RSUs as the Company determines to be appropriate to generate cash proceeds sufficient to satisfy the Company’s or the Employer’s withholding obligation for Tax-Related Items. Such Common Shares will be sold on the date on which the withholding obligation for Tax-Related Items arises or as soon thereafter as practicable. You acknowledge and agree that the Company is under no obligation to arrange for such sale at any particular price, that you are responsible for all fees and other costs of sale, and that you are hereby agreeing to indemnify and hold the Company harmless from any losses, costs, damages or expenses relating to any such sale and that the proceeds of any such sale may not be sufficient to satisfy the Company’s or the Employer’s withholding obligation for Tax-Related Items. In the event that such proceeds are not sufficient, you agree to pay to the Company or the Employer, as applicable, as soon as practicable, including through additional payroll withholding, the amount of any such shortfall. To the extent the proceeds of such sale exceed the Company’s or the Employer’s withholding obligation for Tax-Related Items, the Company or the Employer, as applicable, agrees to pay such excess in cash to you through payroll as soon as practicable.
In the event that the Company determines, in its sole discretion, not to satisfy any withholding obligation for Tax-Related Items through the process described above, it will instead satisfy your obligation by one or a combination of the following:
Withholding Common Shares that would otherwise be issued to you when the RSUs are settled equal in value to the Tax-Related Items. If the Company satisfies any withholding obligation for Tax-Related Items by withholding a number of Common Shares as described above, you are deemed to have been issued the full number of Common Shares subject to the RSUs.
Withholding the amount of any Tax-Related Items from your wages or other cash compensation paid to you by the Company.
Any other means approved by the Company.
Depending on the withholding method, the Company may withhold or account for Tax-Related Items by considering applicable minimum statutory withholding rates or other applicable withholding rates, including maximum applicable rates, in which case you will receive a refund of any over-withheld amount in cash and will have no entitlement to the common stock equivalent.
You agree to pay to the Company or the Employer any amount of Tax-Related Items that the Company or the Employer may be required to withhold or account for as a result of your participation in this Agreement that cannot be satisfied by the means previously described. If cash is to be distributed pursuant to the RSUs instead of shares, the Company will withhold from the cash delivered to you an amount necessary to satisfy any withholding obligation for Tax-Related Items.
The Company may refuse to issue or deliver Common Shares or the proceeds from the sale of such Common Shares if you fail to comply with your obligations in connection with the Tax-Related Items.

Nature of RSUs
No payment is required for the RSUs that you are receiving. Your RSUs are mere bookkeeping entries and represent the Company’s unfunded and unsecured promise to issue Common Shares or distribute cash to you on a future date. As a holder of RSUs, you have no rights other than the rights of a general creditor of the Company.

No Voting or Dividends Rights	Your RSUs carry neither voting rights nor rights to cash dividends. You have no rights as a stockholder of the Company unless and until your RSUs are settled by issuing Common Shares.
Retention Rights
Your RSUs and this Agreement do not give you the right to be retained by the Company, a Parent, Subsidiary, or Affiliate in any capacity. The Employer, Company and its Parents, Subsidiaries, and Affiliates reserve the right to terminate your service as an Employee at any time, with or without cause, subject to applicable laws and any written employment agreements.

RSUs Not Transferable	Except as otherwise provided below, you may not sell, transfer, assign, pledge or otherwise dispose of any RSUs.

Beneficiary Designation
You may dispose of your RSUs in a written beneficiary designation. A beneficiary designation must be filed with the Company on the proper form. It will be recognized only if it has been received at the Company’s headquarters before your death. If you file no beneficiary designation or if none of your designated beneficiaries survives you, then your estate will receive the proceeds from any vested RSUs that you hold at the time of your death.

Capitalization Adjustments
In the event of a subdivision of the outstanding Common Shares, a declaration of a dividend payable in Common Shares or a combination or consolidation of the outstanding Common Shares (by reclassification or otherwise) into a lesser number of Common Shares, corresponding proportionate adjustments shall automatically be made to the number and kind of shares covered by the RSUs.
In the event of a declaration of an extraordinary dividend payable in a form other than Common Shares in an amount that has a material effect on the price of Common Shares, a recapitalization, a spin-off or a similar occurrence, the Administrator shall make such adjustments as it, in its sole discretion, deems appropriate to the foregoing. Any adjustment in the number of and kind of shares subject to this Agreement shall be rounded down to the nearest whole share, although the Administrator in its sole discretion may pay cash in lieu of issuing a fractional share. Except as provided herein, you will have no rights by reason of any issuance by the Company of stock of any class or securities convertible into stock of any class, any subdivision or consolidation of shares of stock of any class, the payment of any stock dividend or any other increase or decrease in the number of shares of stock of any class.

Dissolution or Liquidation	To the extent not previously settled, the Award RSUs shall terminate immediately prior to the dissolution or liquidation of the Company.
Corporate Transactions
In the event that the Company is a party to a merger, consolidation, or a Change in Control (other than a transaction described in clause (d) of such definition), all Award RSUs outstanding on the effective date of the transaction shall be treated in the manner described in the definitive transaction agreement (or, in the event the transaction does not entail a definitive agreement to which the Company is party, in the manner determined by the Administrator, with such determination having final and binding effect on all parties), which agreement or determination need not treat all portions of the Award RSUs in an identical manner. Unless otherwise provided herein, the treatment specified in the transaction agreement or by the Administrator shall include (without limitation) one or more of the following with respect to the Award RSUs:
The continuation of such outstanding Award RSUs by the Company (if the Company is the surviving entity);
The assumption of such outstanding Award RSUs by the surviving entity or its parent;
The substitution by the surviving entity or its parent of an equivalent award for any outstanding Award RSUs (including, but not limited to, an award to acquire the same consideration paid to the holders of Common Shares in the transaction); or
The cancellation of outstanding Award RSUs and a payment to the holder thereof with respect to each Common Share subject to the Award RSUs equal to the value, as determined by the Administrator in its absolute discretion, of the property (including cash) received by the holder of a Common Share as a result of the transaction (the “Transaction Value”). Such payment shall be made in the form of cash, cash equivalents, or securities of the surviving entity or its parent having a value equal to the Transaction Value. In addition, such payment may be subject to vesting based on your continuing service as an Employee, provided that the vesting schedule shall not be less favorable to you than the schedule under which the Award RSUs would have vested. In addition, any escrow, holdback, earn-out or similar provisions in the transaction agreement may apply to such payment to the same extent and in the same manner as such provisions apply to the holders of Common Shares. In the event that the Award RSUs are subject to Section 409A of the Code, the payment described herein shall be made on the settlement date specified herein, provided that settlement may be accelerated in accordance with Treas. Reg. §1.409A-3(j)(4).
For avoidance of doubt, the Administrator shall have the discretion, exercisable at any time while the RSUs remains outstanding, to provide for the acceleration of vesting upon the occurrence of a Change in Control, whether or not the RSUs are assumed or replaced in the transaction, or in connection with a termination of your service as an Employee following such transaction.
Any action taken hereunder shall either preserve the Award RSUs status as exempt from Section 409A of the Code or comply with Section 409A of the Code.

Nature of Grant
In accepting the RSUs, you acknowledge, understand and agree that:
This Agreement is established voluntarily by the Company, it is discretionary in nature and it may be modified, amended, suspended or terminated by the Company at any time, to the extent permitted by this Agreement;
The grant of the RSUs is voluntary and occasional and does not create any contractual or other right to receive future grants of RSUs, or benefits in lieu of RSUs, even if RSUs have been granted in the past;
All decisions with respect to future RSUs or other grants, if any, will be at the sole discretion of the Company;
You are voluntarily participating in this Agreement;
The RSUs and the Common Shares subject to the RSUs are not intended to replace any pension rights or compensation;
The RSUs and the Common Shares subject to the RSUs, and the income and value of same, are not part of normal or expected compensation for purposes, including, without limitation, of calculating any severance, resignation, termination, redundancy, dismissal, end-of-service payments, bonuses, long-service awards, pension or retirement or welfare benefits or similar payments;
The future value of the underlying Common Shares is unknown, indeterminable and cannot be predicted with certainty;
No claim or entitlement to compensation or damages shall arise from forfeiture of the RSUs resulting from the termination of your service as an Employee (for any reason whatsoever, whether or not later found to be invalid or in breach of employment laws in the jurisdiction where you are providing services or the terms of your service agreement, if any), and in consideration of the grant of the RSUs to which you are otherwise not entitled, you irrevocably agree never to institute any claim against the Company, any Parent, Subsidiary, or Affiliate, including the Employer, waive your ability, if any, to bring any such claim, and release the Company, any Parent, Subsidiary, or Affiliate, including the Employer, from any such claim; if, notwithstanding the foregoing, any such claim is allowed by a court of competent jurisdiction, then, by participating in this Agreement, you shall be deemed irrevocably to have agreed not to pursue such claim and agree to execute any and all documents necessary to request dismissal or withdrawal of such claim;
Unless otherwise provided in this Agreement or by the Company in its discretion, the RSUs and the benefits evidenced by this Agreement do not create any entitlement to have the RSUs or any such benefits transferred to, or assumed by, another company nor to be exchanged, cashed out or substituted for, in connection with any corporate transaction affecting the shares of the Company; and
Neither the Employer, the Company nor any Parent, Subsidiary, or Affiliate shall be liable for any foreign exchange rate fluctuation between your local currency and the United States Dollar that may affect the value of the RSUs or of any amounts due to you pursuant to the settlement of the RSUs or the subsequent sale of any Common Shares acquired upon settlement.

Data Privacy
You hereby explicitly and unambiguously consent to the collection, use and transfer, in electronic or other form, of your personal data as described in this Agreement and any other RSU grant materials by and among, as applicable, the Employer, the Company and any Parent, Subsidiary, or Affiliate for the exclusive purpose of implementing, administering and managing your participation in this Agreement.
You understand that the Company and the Employer may hold certain personal information about you, including, but not limited to, your name, home address and telephone number, date of birth, social insurance number or other identification number, salary, nationality, job title, any shares of stock or directorships held in the Company, details of all RSUs or any other entitlement to shares of stock awarded, canceled, exercised, vested, unvested or outstanding in your favor (“Data”), for the exclusive purpose of implementing, administering and managing this Agreement.
You understand that Data will be transferred to a stock plan service provider as may be selected by the Company (the “Online Service Provider”), which is assisting the Company with the implementation, administration and management of this Agreement. You understand that the recipients of the Data may be located in the United States or elsewhere, and that the recipients’ country (e.g., the United States) may have different data privacy laws and protections than your country. You understand that you may request a list with the names and addresses of any potential recipients of the Data by contacting your local human resources representative. You authorize the Company, the Online Service Provider, and any other possible recipients which may assist the Company (presently or in the future) with implementing, administering and managing this Agreement to receive, possess, use, retain and transfer the Data, in electronic or other form, for the sole purpose of implementing, administering and managing your participation in this Agreement. You understand that Data will be held only as long as is necessary to implement, administer and manage your participation in this Agreement. You understand that you may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data or refuse or withdraw the consents herein, in any case without cost, by contacting in writing your local human resources representative. Further, you understand that you are providing the consents herein on a purely voluntary basis. If you do not consent, or if you later seek to revoke your consent, your service as an Employee and career with the Employer will not be adversely affected; the only adverse consequence of refusing or withdrawing your consent is that the Company would not be able to grant you RSUs or other equity awards or administer or maintain such awards. Therefore, you understand that refusing or withdrawing your consent may affect your ability to participate in this Agreement. For more information on the consequences of your refusal to consent or withdrawal of consent, you understand that you may contact your local human resources representative.

Restrictions on Resale
You agree not to sell any Common Shares issued under the RSUs at a time when applicable laws, Company policies (including, without limitation, the Company’s Insider Trading Policy including any Addenda thereto) or an agreement between the Company and its underwriters prohibit a sale. This restriction will apply as long as your service as an Employee continues and for such period of time after the termination of your service as an Employee as the Company may specify.

Regulatory Requirements
Notwithstanding any other provision of this Agreement, the obligation of the Company to issue Common Shares hereunder shall be subject to all applicable laws, rules and regulations and such approval by any regulatory body as may be required. The Company reserves the right to restrict, in whole or in part, the delivery of Common Shares pursuant to this Agreement prior to the satisfaction of all legal requirements relating to the issuance of such Common Shares, to their registration, qualification or listing or to an exemption from registration, qualification or listing. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed necessary by the Company’s counsel to be necessary to the lawful issuance and sale of any Common Shares hereunder, will relieve the Company of any liability in respect of the failure to issue or sell such Common Shares as to which such requisite authority will not have been obtained.

Other Conditions and Restrictions
Any Common Shares issued hereunder shall be subject to such conditions and restrictions imposed either by applicable law or by Company policy, as adopted from time to time, designed to ensure compliance with applicable law or laws with which the Company determines in its sole discretion to comply including in order to maintain any statutory, regulatory or tax advantage.

Notice
Any notices provided for under this Agreement shall be given in writing and shall be deemed effectively given upon receipt or, in the case of notices delivered by the Company to you, five days after deposit in the United States mail, postage prepaid, addressed to you at the last address you provided to the Company. Notwithstanding the foregoing, the Company may, in its sole discretion, decide to deliver any documents related to participation in this Agreement (including, without limitation, prospectuses required by the SEC) and all other documents that the Company is required to deliver to its security holders (including, without limitation, annual reports and proxy statements) by electronic means or to request your consent to participate in this Agreement by electronic means. You hereby consent to receive such documents by electronic delivery and, if requested, to agree to participate in this Agreement through an online or electronic system established and maintained by the Company or another third party designated by the Company. If the Company posts these documents on such an online or electronic system, it will notify you by email.

Governing Law	This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware (except its choice-of-law provisions).
Language
If you have received this Agreement or any other document related to this Agreement translated into a language other than English and if the meaning of the translated version, including defined words therein, is different than the English version, the English version will control.

Amendment	This Agreement may be amended only by written consent of the Company and you, unless the amendment is not to the detriment of your rights under this Agreement.
Other Agreements
This Agreement and the Grant Notice constitute the entire understanding between you and the Company regarding the Award RSUs. Any prior agreements, commitments or negotiations concerning the Award RSUs are superseded. However, if you and the Company have entered into a written agreement relating to the vesting of the Award RSUs, then such written agreement will govern the vesting of the Award RSUs.

Severability
If one or more of the provisions of this Agreement are held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions will not in any way be affected or impaired thereby and the invalid, illegal or unenforceable provision will be deemed null and void; however, to the extent permissible by law, any provisions that could be deemed null and void will first be construed, interpreted or revised retroactively to permit this Agreement to be construed so as to foster the intent of this Agreement.

Imposition of Other Requirements
The Company reserves the right to impose other requirements on your participation in this Agreement, on the Award RSUs and on any Common Shares acquired under this Agreement, to the extent the Company determines it is necessary or advisable for legal or administrative reasons, and to require you to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing.

Waiver	You acknowledge that a waiver by the Company of breach of any provision of this Agreement shall not operate or be construed as a waiver of any other provision of this Agreement.
No Advice Regarding Grant
The Company is not providing any tax, legal or financial advice, nor is the Company making any recommendations regarding your participation in this Agreement, or your acquisition or sale of underlying Common Shares. You are hereby advised to consult with your own personal tax, legal and financial advisors regarding your participation in this Agreement before taking any action related to this Agreement.

Insider Trading Restrictions/ Market Abuse Laws
You acknowledge that, depending on your country, you may be subject to insider trading restrictions and/or market abuse laws, which may affect your ability to acquire or sell shares or rights to shares under this Agreement during such times as you are considered to have “inside information” regarding the Company (as defined by the laws in your country). Any restrictions under these laws or regulations are separate from and in addition to any restrictions that may be imposed under any applicable Company insider trading policy. You acknowledge that it is your responsibility to comply with any applicable restrictions, and you are advised to speak to your personal advisor on this matter.

Definitions	“Administrator” means the Board or any Committee administering this Agreement.
“Affiliate” means any entity other than a Subsidiary, if the Company and/or one or more Subsidiaries own not less than 50% of such entity.
“Board” means the Company’s Board of Directors, as constituted from time to time.

“Cause” means any of the following:
Your unauthorized use or disclosure of the Company’s confidential information or trade secrets;
Your breach of any agreement between you and the Company;
Your material failure to comply with the Company’s written policies or rules; your conviction of, or your plea of “guilty” or “no contest” to, a felony under the laws of your local jurisdiction;
Your gross negligence or willful misconduct;
Your continuing failure to perform assigned duties after receiving written notification of the failure from the Company; or
Your failure to cooperate in good faith with a governmental or internal investigation of the Company or its directors, officers or employees, if the Company has requested your cooperation.

“Change in Control” means:
(a) any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing more than 50% of the total voting power represented by the Company’s then-outstanding voting securities;
(b) the consummation of the sale or disposition by the Company of all or substantially all of the Company’s assets;
(c) the consummation of a merger or consolidation of the Company with or into any other entity, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) more than 50% of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation; or
(d) individuals who are members of the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the members of the Board over a period of 12 months; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member shall, for purposes of this Agreement, be considered as a member of the Incumbent Board.
A transaction shall not constitute a Change in Control if its sole purpose is to change the state of the Company’s incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transaction. In addition, if a Change in Control constitutes a payment event with respect to this Agreement and this Agreement provides for a deferral of compensation and is subject to Section 409A of the Code, then notwithstanding anything to the contrary in this Agreement, such transaction must also constitute a “change in control event” as defined in Treas. Reg. §1.409A-3(i)(5) to the extent required by Section 409A of the Code.

“Code” means the Internal Revenue Code of 1986, as amended.
“Committee” means a committee of one or more members of the Board or of other individuals satisfying applicable laws, appointed by the Board to administer this Agreement.
“Common Share” means one share of the common stock of the Company.
“Company” means Maxwell Technologies, Inc., a Delaware corporation.

“Disability” means your inability to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months, as determined by the Committee on the basis of such medical evidence as the Committee deems warranted under the circumstances, including a requirement that you submit medical evidence or undergo a medical examination by a doctor selected by the Company as deemed necessary to make a determination hereunder.

“Employee” means a common law employee of the Company, a Parent, a Subsidiary or an Affiliate.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Fair Market Value” means the closing price of a Common Share on any established stock exchange or a national market system on the applicable date or, if the applicable date is not a trading day, on the last trading day prior to the applicable date, as reported in a source that the Administrator deems reliable. If Common Shares are no longer traded on an established stock exchange or a national market system, the Fair Market Value shall be determined by the Administrator in good faith on such basis as it deems appropriate. The Administrator’s determination shall be conclusive and binding on all persons.

“Grant Date” means the date of grant of this award specified in the Grant Notice.
“Involuntary Termination” means either a (a) Termination Without Cause, or (b) Resignation for Good Reason.
“Independent Director” means an Outside Director who also qualifies as an “independent director” within the meaning of Nasdaq Listing Rule 5605.
“Outside Director” means a member of the Board who is not an Employee.

“Parent” means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company, if each of the corporations other than the Company owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. A corporation that attains the status of a Parent on a date after the Grant Date shall be considered a Parent commencing as of such date.

“Permissible Trading Day” means a day that satisfies each of the following requirements:
The Nasdaq Global Market is open for trading on that day;
You are permitted to sell Common Shares of the Company on that day without incurring liability under Section 16 of the Exchange Act;
Either (a) a day on which you are not in possession of material non-public information that would make it illegal for you to sell Common Shares on that day under Rule 10b-5 of the SEC, or (b) the day that you have specified to sell Common Shares to be issued under this Agreement pursuant to a trading plan approved by the Company’s Corporate Counsel & Chief Compliance Officer, under Rule 10b5-1 of the SEC;
Under the Company’s written Insider Trading Policy (and any Addenda thereto), you are permitted to sell Common Shares on that day; and
You are not prohibited from selling Common Shares on that day by a written agreement between you and the Company or a third party.

“Resignation for Good Reason” means your resignation within 180 days after one of the following conditions initially has come into existence without your express written consent:
A change in your position with the Company that materially reduces your level of authority or responsibility, relative to your authority or responsibilities as in effect immediately prior to such reduction, or the assignment to you of such reduced authority and responsibilities;
A reduction in your base salary or target bonus by more than 10%; or
A relocation to a facility or a location more than 50 miles from your then-present work location that increases your one-way commute.
A Resignation for Good Reason will not be deemed to have occurred unless (a) you give the Company written notice of the condition within 90 days after the condition initially comes into existence, (b) the Company fails to remedy the condition within 30 days after receiving your written notice, and (c) you terminate employment within 180 days from the date the condition initially comes into existence.

“SEC” means the U.S. Securities and Exchange Commission.

“Subsidiary” means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company, if each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. A corporation that attains the status of a Subsidiary on a date after the Grant Date shall be considered a Subsidiary commencing as of such date.

“Termination Without Cause” means your involuntary discharge by the Company for reasons other than Cause, provided that you are willing and able to continue performing services within the meaning of Treas. Reg. §1.409A-1(n)(1).

By your acceptance of this grant, you agree to all of the terms and conditions described above.